January 17, 2017

Via EDGAR

Ms. Melissa Raminpour

Ms. Effie Simpson

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

Re:	BJs Restaurants, Inc.
Form 10-K for the Year Ended December 29, 2015
Filed February 23, 2016
Form 8-K furnished on October 19, 2016
File No. 000-21423

Dear Ms. Raminpour and Ms. Simpson:

On behalf of BJ’s Restaurants, Inc. (the “Company”), I am responding to the letter of Melissa Raminpour, Branch Chief – Office of Transportation and Leisure, dated December 16, 2016, relating to the above-referenced annual report on Form 10-K and periodic report on Form 8-K. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.

Comment:

Form 10-K for the year ended December 29, 2015

Consolidated Statements of Income, page F-3

1. We note your disclosure of your supply costs with Jamcar Companies, which is a related party. Please revise your consolidated statements of income to separately disclose cost of sales and occupancy and operating costs from related parties pursuant to Rule 4-08(k) of Regulation S-X.

Response:

We note the Staff’s comment and future filings will separately disclose cost of sales and occupancy and operating costs from related parties as well as trade payables due to related parties, if any. For your reference and information, a sample revised version of the Consolidated Balance Sheets, Consolidated Statements of Income and relevant section of Notes to Consolidated Financial Statements for the year ended December 29, 2015 reflecting the requested change is attached to this letter as Exhibit A.

Comment:

Form 8-K furnished on October 19, 2016

2. We note your presentation of Restaurant Level Operating Margin, which excludes general and administrative expenses and restaurant opening costs. Please revise future filings to provide a substantive and concise discussion of how Restaurant Level Operating Margin is useful to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K Question 102.03 of the non-GAAP C&DIs. Your disclosure should explain which costs are not included in the measure and why. Additionally, please explain why you consider revenue to be the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(A), such as income from operations. In your response, please provide us with proposed revisions to your current disclosures.

Response:

We note the Staff’s comment and will revise future filings to reflect the updated disclosure. The proposed revisions to the Company’s current disclosures regarding restaurant level operating margin are contained in Exhibit B, attached hereto. In considering the Staff’s comment, the Company recognizes that income from operations (a profitability measure) could be considered the most directly comparable GAAP measure since Restaurant Level Operating Margin represents the profitability derived from the revenues generated by the individual restaurants less their direct operating costs. As reflected in the attached Exhibit B, in future filings, the Company will revise its disclosure to include a reconciliation of Restaurant Level Operating Margin to income from operations.

In addition to our responses listed above to your comments, the Company acknowledges that it is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to call me at (714) 500-2440 if you have any further comments or questions regarding this response.

We greatly appreciate you taking the time to review our filings and providing us the comments above so that we may improve our disclosures in our future filings.

Sincerely,

/s/ Greg Levin Greg Levin
Chief Financial Officer
BJ’s Restaurants, Inc.

EXHIBIT A

Sample Disclosure of Accounts Payable due to Related Parties

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 29, 2015	December 30, 2014
Assets
Current assets:
Cash and cash equivalents	$34,604	$30,683
Accounts and other receivables, net	25,364	18,796
Inventories, net	8,893	8,010
Prepaids and other current assets	7,171	9,234
Deferred income taxes	16,971	14,595

Total current assets	93,003	81,318

Property and equipment, net	561,832	541,349
Goodwill	4,673	4,673
Other assets, net	22,157	19,743

Total assets	$681,665	$647,083

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable (1)	$33,033	$34,395
Accrued expenses	83,861	72,630

Total current liabilities	116,894	107,025

Deferred income taxes	46,669	38,974
Deferred rent	27,627	24,803
Deferred lease incentives	53,837	51,705
Long-term debt	100,500	58,000
Other liabilities	19,655	17,887

Total liabilities	365,182	298,394
Commitments and contingencies (Note 5)
Shareholders’ equity:
Preferred stock, 5,000 shares authorized, none issued or outstanding	—	—
Common stock, no par value, 125,000 shares authorized and 24,672 and 26,229 shares issued and outstanding as of December 29, 2015 and December 30, 2014, respectively	7,367	93,971
Capital surplus	63,290	54,217
Retained earnings	245,826	200,501

Total shareholders’ equity	316,483	348,689

Total liabilities and shareholders’ equity	$681,665	$647,083

The accompanying notes are an integral part of these consolidated financial statements.

(1)	Included in accounts payable for fiscal years 2015 and 2014 is $4,320 and $4,016, respectively of related party trade payables. See Note 11 for further information.

Sample Disclosure of Cost of Sales and Occupancy and Operating Costs from Related Parties

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Fiscal Year
	2015	2014	2013
Revenues	$919,597	$845,569	$775,125
Restaurant operating costs (excluding depreciation and amortization):
Cost of sales (1)	226,942	212,979	191,891
Labor and benefits	317,050	298,703	273,458
Occupancy and operating (1)	192,739	182,149	173,981
General and administrative	53,827	51,558	49,105
Depreciation and amortization	59,417	55,387	49,007
Restaurant opening	6,562	4,973	9,132
Loss on disposal of assets and impairments	2,908	1,963	3,879
Gain on lease termination, net	(2,910)	—	—
Legal and other settlements	—	2,431	812

Total operating costs	856,535	810,143	751,265

Income from operations	63,062	35,426	23,860

Other (expense) income:
Interest (expense) income, net	(1,015)	(238)	133
Other income, net	60	1,135	1,019

Total other (expense) income	(955)	897	1,152

Income before income taxes	62,107	36,323	25,012

Income tax expense	16,782	8,926	3,990

Net income	$45,325	$27,397	$21,022

Net income per share:
Basic	$1.76	$0.99	$0.75

Diluted	$1.73	$0.97	$0.73

Weighted average number of shares outstanding:
Basic	25,718	27,710	28,194

Diluted	26,231	28,316	28,895

The accompanying notes are an integral part of these consolidated financial statements.

(1)	Included in cost of sales for fiscal years 2015, 2014 and 2013 is $78,887, $77,783 and $73,865, respectively of related party costs. Included in operating and occupancy for fiscal years 2015, 2014 and 2013 is $8,507, $8,899 and $8,932, respectively of related party costs. See Note 11 for further information.

Sample Related Party Note to Consolidated Financial Statements

11. Related Party Transactions

The Jacmar Companies and their affiliates (collectively referred to herein as “Jacmar”) is one of our shareholders and James Dal Pozzo, the Chief Executive Officer of Jacmar, is a member of our Board of Directors. Jacmar, through its affiliation with DMA, is currently our largest supplier of food, beverage, paper products and supplies. We began using DMA for our national foodservice distribution in July 2006. In July 2012, we finalized a new five-year agreement with DMA, after conducting another extensive competitive bidding process. Jacmar services our restaurants in California and Nevada, while other DMA distributors service our restaurants in all other states. Under the terms of our agreement with DMA, Jacmar is required to sell products to us at the same prices as the other DMA distributors. Jacmar does not provide us with any produce, liquor, wine or beer products, all of which are provided by other third party vendors and are included in “Cost of sales” on the Consolidated Statements of Income.

The cost of food, beverage, paper products and supplies provided by Jacmar included within cost of sales and occupancy and operating expenses consisted of the following (in thousands):

	Fiscal Year
	2015		2014		2013
Cost of Sales:
Other	$148,055	65.2%	$135,196	63.5%	$118,026	61.5%
Jacmar	78,887	34.8	77,783	36.5	73,865	38.5

Total Cost of Sales	$226,942	100.0%	$212,979	100.0%	$191,891	100.0%

Occupancy and Operating:
Other	$184,232	95.6%	$173,250	95.1%	$165,049	94.9%
Jacmar	8,507	4.4	8,899	4.9	8,932	5.1

Total Occupancy and Operating	$192,739	100.0%	$182,149	100.0%	$173,981	100.0%

The amounts included in trade payables related to Jacmar consisted of the following (in thousands):

	December 29, 2015	December 30, 2014
Other	$28,713	$30,379
Jacmar	4,320	4,016

Total Accounts Payable	$33,033	$34,395

EXHIBIT B

Proposed Revisions to Current Disclosure Regarding Restaurant Level Operating Margin

Restaurant Level Operating Margin

Restaurant level operating margin, a Non-GAAP financial measure, is equal to the revenues generated by our restaurants less their direct operating costs which consist of cost of sales, labor and benefits, and occupancy and operating costs. This performance measure includes only the costs that restaurant level managers can directly control and excludes other operating costs that are essential to conduct the Company’s business, as detailed in the table below. Management uses restaurant level operating margin as a supplemental measure of restaurant performance. Management believes restaurant level operating margin is useful to investors in that it highlights trends in our core business that may not otherwise be apparent to investors when relying solely on GAAP financial measures. Because other companies may calculate restaurant level margin differently than we do, restaurant level margin as presented herein may not be comparable to similarly titled measures reported by other companies.

A calculation of restaurant level operating margin and a reconciliation of restaurant level operating margin to income from operations for the third quarter and nine months ended September 27, 2016 and September 29, 2015 is set forth below:

	Third Quarter Ended				Nine Months Ended
	September 27, 2016		September 29, 2015		September 27, 2016		September 29, 2015
Revenues	$233,702	100.0%	$229,412	100.0%	$727,431	100.0%	$686,494	100.0%
Cost of sales	59,882	25.6	56,198	24.5	183,091	25.2	169,428	24.7
Labor and benefits	82,034	35.1	78,953	34.4	252,793	34.8	237,444	34.6
Occupancy and operating	50,474	21.6	48,960	21.3	149,691	20.6	143,227	20.9

Restaurant level operating margin	$41,312	17.7%	$45,301	19.7%	$141,856	19.5%	$136,395	19.9%

Restaurant level operating margin	$41,312	17.7%	$45,301	19.7%	$141,856	19.5%	$136,395	19.9%
General and administrative	(12,921)	(5.5)	(13,620)	(5.9)	(41,050)	(5.6)	(40,698)	(5.9)
Depreciation and amortization	(16,292)	(7.0)	(15,093)	(6.6)	(47,930)	(6.6)	(44,008)	(6.4)
Restaurant opening	(2,218)	(0.9)	(2,298)	(1.0)	(5,216)	(0.7)	(5,702)	(0.8)
Loss on disposal and impairment of assets	(810)	(0.3)	(689)	(0.3)	(2,266)	(0.3)	(1,713)	(0.2)
Gain on lease termination, net	—	—	2,910	1.3	—	—	2,910	0.4
Legal and other settlements	—	—	—	—	(369)	(0.1)	—	—

Income from operations	$9,071	3.9%	$16,511	7.2%	$45,025	6.2%	$47,184	6.9%

Percentages above represent percent of total revenues and may not reconcile due to rounding.